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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            033-89746
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  _X_ Form 10-Q __ Form N-SAR

                 For Period Ended:         September 30, 2002
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Wheeling-Pittsburgh Corporation
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Full Name of Registrant


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Former Name if Applicable

1134 Market Street
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Address of Principal Executive Office (STREET AND NUMBER)

Wheeling, WV 26003
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 __      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. The Registrant was unable to file the Form
10-Q for the third quarter ending September 30, 2002 without unreasonable effort or expense due to delays in gathering information for inclusion in the report associated therewith.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Andrew E. Rebholz             (304)                 234-2439
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been
         filed?  If answer is no identify report(s). __ Yes   _X_ No

         Forms 10-K for periods ending December 31, 2000 and 2001, Forms 10-Q for periods ending March 31, 2001, June 30, 2001, September 30, 2001, March 31, 2002 and June 30, 2002.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    _X_ Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The following is an explanation of the anticipated change, both narratively and quantitatively. The Company expects that, when filed, the Form 10-Q Results of Operations will reflect net income of approximately $7.1 million for the quarter ended September 30, 2002, as compared to a net loss of approximately $41.2 million for the quarter ended September 30, 2001. In addition, the Company expects to show operating income of approximately $10.1 million for the third quarter of 2002 as compared to an operating loss of approximately $37.4 million for the third quarter of 2001.


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                        Wheeling-Pittsburgh Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  November 13, 2002              By          /s/ Paul J. Mooney
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                                        Name: Paul J. Mooney
                                        Title: Executive Vice President and CFO